Via EDGAR

Mr. Mark S. Webb

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation
Registration Statement on Form S-1
SEC File No. 333-185058

Dear Mr. Webb:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 2:00 p.m., New York City time, on Thursday, December 27, 2012, or as soon thereafter as may be practicable.

In connection with this request, the Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Nikki Lee of Nelson Mullins Riley & Scarborough LLP, counsel to the Registrant, at (864) 250-2367 as soon as the Registration Statement has been declared effective.

Sincerely,

/s/ Jan H. Hollar
Jan H. Hollar Chief Financial Officer (Principal Accounting Officer)

cc:	Neil Grayson, Nelson Mullins Riley & Scarborough LLP

Nikki Lee, Nelson Mullins Riley & Scarborough LLP